FX

So
2/25/03

03001570

SECURI[TIES AND EXCHANGE] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 21 2003
WASH, D.C. 153 SECTION

SEC FILE NUMBER
8-~~019376~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 8-37376

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALENTINE & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 PEACHTREE ROAD SUITE 2000
(No. and Street)

ATLANTA GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE WOLF 404 760-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller
(Name – *if individual, state last, first, middle name*)

780 JOHNSON FERRY RD ATLANTA GA 30342
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balentine & Company, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

CFO
Title

KATHERINE BENNETT
MY COMMISSION EXPIRES
JULY 20 2005
GWINNETT COUNTY
NOTARY PUBLIC

Katherine Bennett
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALENTINE & COMPANY, LLC

FINANCIAL REPORT

December 31, 2002

CONTENTS

FINANCIAL STATEMENTS

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Member of
Balentine & Company, LLC
Atlanta, Georgia

We have audited the statements of financial condition of Balentine & Company, LLC as of December 31, 2002, and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Balentine & Company, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
January 24, 2003

BALENTINE & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

ASSETS		
Cash and cash equivalents	$	2,368,293
Commissions receivable		32,780
Other accounts receivable		330,342
Prepaid expenses		47,226
Property and equipment, net		1,293,056
Investment in limited partnerships		43,136
Other assets		3,300
TOTAL	$	4,118,133

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	952,160
Distribution payable		1,200,000
Total liabilities		2,152,160
MEMBER'S EQUITY		1,965,973
TOTAL	$	4,118,133

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the year ended December 31, 2002

REVENUES	
Advisory and managed asset fees	$ 9,970,546
Consulting revenue	761,091
Trading revenue	3,639,197
Other income	1,196,146
Equity in earnings of limited partnerships, net	47,924
Total revenues	15,614,904
EXPENSES	
Employee compensation and benefits	6,764,415
Asset management expenses	3,227,758
Office and other operating expenses	2,104,313
Marketing and entertainment expenses	436,910
Total expenses	12,533,396
NET INCOME	3,081,508
MEMBER'S EQUITY AT BEGINNING OF YEAR	1,834,465
MEMBER'S DISTRIBUTIONS	(2,950,000)
MEMBER'S EQUITY AT END OF YEAR	$ 1,965,973

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,081,508
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	340,286
Equity in earnings from limited partnerships, net	(47,924)
Change in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	32,981
Other receivables	(174,638)
Prepaid expenses	(34,910)
Accounts payable and accrued expenses	675,907
Net cash provided by operating activities	3,873,210
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital investment in limited partnerships	(400)
Return of capital in limited partnerships	19,304
Purchases of property and equipment	(87,660)
Net cash used in investing activities	(68,756)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(2,366,454)
Net increase in cash and cash equivalents	1,438,000
CASH AND CASH EQUIVALENTS	
Beginning	930,293
Ending	$ 2,368,293

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

1. Nature of Business and Summary of Significant Accounting Policies.

A. Nature of Business

Balentine & Company, LLC (the "Company"), is an investment counseling firm and broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers (NASD). The Company, which is located in Atlanta, Georgia, introduces customers on a fully disclosed basis to its primary clearing agent, Pershing, LLC. The Company is a wholly owned subsidiary of Balentine Delaware Holding Company, LLC (the "Parent"). The following is a summary of the significant accounting policies followed by the Company.

B. Accrual Basis

The financial statements of the Company have been prepared on the accrual basis.

C. Revenues and Clearing Fees

Commission and trading revenues, and related clearing fees are recorded on a trade date basis. Trading revenues arise from both bond and equity trading activities. Advisory fees are based on a percentage of the client's account balance and are recorded when collected.

D. Depreciation and Amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

E. Income Taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities inure to its member.

F. Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Accounts Receivable

Management believes that all accounts receivable are fully collectible. Therefore, no allowance for doubtful accounts is deemed necessary.

I. Investment in Limited Partnerships

The Company is the General Partner in each of the limited partnerships known as the Balentine Private Funds and accounts for its investment using the equity method.

2. Property and Equipment

Property and equipment consist of the following classifications:

Equipment and software	$ 688,003
Furniture and leasehold improvements	2,036,627
	2,724,630
Less accumulated depreciation	(1,431,574)
	$ 1,293,056

3. Employee Benefit Plan

The Company has a defined contribution retirement savings plan (the "Plan") covering all employees who meet certain service requirements. Contributions by the Company are determined at the discretion of its member. For the year ended December 31, 2002, the Company's discretionary annual contribution to the Plan was approximately $70,000.

The Company has activated the 401(k) feature of its Plan which permits participants to contribute a portion of their annual wages which the Company may match, dollar for dollar, up to an annual maximum of $2,500 for each participant. For the year ended December 31, 2002, the Company's total matching contributions to the 401(k) feature of the Plan was approximately $83,000.

4. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that minimum net capital be the greater of $50,000 or 1/15 of aggregate indebtedness. At December 31, 2002, the Company's net capital exceeded required net capital by $58,509.

5. Operating Leases

The Company has entered into several noncancelable operating lease agreements for office space, vehicles, and equipment that expire at various dates through the year 2007. Minimum future payments required under the terms of the leases for each of the next five years as of December 31 in the aggregate are as follows:

Year	Amount
2003	$ 846,213
2004	791,531
2005	789,324
2006	805,290
2007	822,938
Total	$ 4,055,296

Rental expense for 2002 charged to operations, net of reimbursement received from related parties (See Note 6), totaled approximately $684,000.

6. Related Party Transactions

The Company serves as sub advisor to Wilmington Trust Corporation ("WTC") for clients referred to the Company by WTC. WTC, through its subsidiary, owns 100% capital interest and an 80% profits interest in the Company's parent. For each client referred by WTC that invests in either the Balentine Private Funds or a managed account, the Company receives 50% of the net fees charged to the client plus the related sub advisor cost. For the year ended December 31, 2002, these shared fees totaled $2,053,753. The fees due to the Company from WTC at December 31, 2002 totaled $92,986. In addition, the Company shares certain office space with WTC. For the year ended December 31, 2002, WTC paid the Company approximately $45,000 for office space used during the year.

The Company receives an operational allocation for overhead costs incurred on behalf of Balentine & Company of Tennessee, LLC, a 47% owned subsidiary of the Company's parent. This operational allocation is currently 25% of Balentine & Company of Tennessee, LLC's revenue less related sub advisor fees and totaled approximately $236,000 for the year ended December 31, 2002. In addition, the Company was reimbursed approximately $257,000 by Balentine & Company of Tennessee, LLC, for the services of its investment advisors.

The Company is the General Partner in each of the limited partnerships commonly referred to as the Balentine Private Funds. During the year ended December 31, 2002, the Company recognized commission revenue related to trades involving these limited partnerships, as follows:

Balentine Small Cap Funds	$ 891,288
Balentine Large Cap Funds	683,877
Balentine Mid Cap Funds	535,039
Balentine International Funds	457,382
Balentine Real Estate Fund	99,776
Balentine Global Index Funds	95,379
Total	$ 2,762,741

The Company, as the General Partner in each limited partnership, receives a management fee from each of the limited partnerships. The management fee is based upon the value of each limited partnership's assets and totaled approximately $3,674,000 for the year ended December 31, 2002. The Company also receives an operational allocation from each of the limited partnerships for overhead costs incurred on their behalf. Operational allocations paid to the Company totaled approximately $547,000 for the year ended December 31, 2002. The Company also shares in the incentive fees earned by the Balentine Hedge Funds provided certain performance measures are attained during the year. Incentive fees earned by the Company totaled approximately $47,000 for the year ended December 31, 2002.

7. Concentration of Credit Risks

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amount on deposit with these institutions at December 31, 2002 is in excess of the FDIC limit by approximately $2,424,000.

8. Reorganization and Change in Legal Form of Entity

The Company's assets and liabilities were previously held by two predecessor entities, Balentine & Company and Balentine General Partner, LLC, both of which were wholly owned subsidiaries of Balentine Holdings, Inc. In connection with and immediately prior to Balentine Holdings, Inc.'s merger with a subsidiary of Wilmington Trust Corporation ("WTC") on January 2, 2002, Balentine & Company distributed certain assets to Balentine Holdings, Inc., converted to a Georgia Limited Liability Company ("LLC"), and merged with Balentine General Partner, LLC leaving Balentine & Company, LLC, as the surviving entity.

Following the transactions above and also prior to the January 2, 2002 merger, Balentine Holdings, Inc. contributed its assets, including its interest in Balentine & Company, LLC, and liabilities to Balentine Delaware Holding Company, LLC, a Delaware Limited Liability Company ("LLC"), in exchange for a 100% profits interest and a 100% capital interest in the Balentine Delaware Holding Company, LLC. A 20% profits interest in the LLC was then distributed to the shareholders of Balentine Holdings, Inc.

BALENTINE & COMPANY, LLC

On January 2, 2002, WTC purchased 100% of the outstanding common stock of Balentine Holdings, Inc. and merged one of its subsidiaries with and into Balentine Holdings, Inc., which was the survivor of the merger. Immediately following the merger, WTC contributed all of the outstanding shares of capital stock of Balentine Holdings, Inc. to its subsidiary, WT Investments, Inc.

SUPPLEMENTARY INFORMATION

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Member of
Balentine & Company
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Balentine & Company, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
January 24, 2003

BALENTINE & COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For the year ended December 31, 2002

Schedule 1

Net Capital		
Total member's equity	$	1,965,973
Deduct total nonallowable assets		1,717,060
Net capital before haircuts on securities		248,913
Haircuts on securities (money market funds)		46,927
Net capital	$	201,986
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	952,160
Distribution payable		1,200,000
Total aggregate indebtedness	$	2,152,160
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	143,477
Excess net capital	$	58,509
Percentage of aggregate indebtedness to net capital		1066%

There were no material differences in the above computations from those included in the Company's report on Form X-17A-5 Part IIA, for the periods ended December 31, 2002.